EXHIBIT 99.1

STAR BULK CARRIERS CORP. ANNOUNCES
SHARE REPURCHASE PROGRAM

ATHENS, GREECE, November 29, 2018 – Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (Nasdaq: SBLK, Oslo: SBLK R), a global shipping company focusing on the transportation of dry bulk cargoes, today announced that its Board of Directors authorized a share repurchase program to purchase up to an aggregate of $50.0 million of the Company’s common shares. The timing and amount of any repurchases will be in the sole discretion of the Company’s management team, and will depend on legal requirements, market conditions, stock price, alternative uses of capital and other factors. Repurchases of common shares may take place in privately negotiated transactions, in open market transactions pursuant to Rule 10b-18 of the Exchange Act and/or pursuant to a trading plan adopted in accordance with Rule 10b5-1 of the Exchange Act. The Company is not obligated under the terms of the program to repurchase any of its common shares. The repurchase program has no expiration date and may be suspended or terminated by the Company at any time without prior notice. Common shares repurchases as part of this program will be cancelled by the Company.

About Star Bulk
Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, coal and grain, and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Select Market under the symbol “SBLK” and on the Oslo Stock Exchange under the ticker “SBLK R”. On a fully delivered basis, Star Bulk will have a fleet of 112 vessels, with an aggregate capacity of 12.74 million dwt, consisting of 17 Newcastlemax, 20 Capesize, 2 Mini Capesize, 7 Post Panamax, 35 Kamsarmax, 2 Panamax, 17 Ultramax and 12 Supramax vessels with carrying capacities between 52,055 dwt and 209,537 dwt. Where we refer to information on a “fully delivered basis,” we are referring to such information after giving effect to the delivery of three newbuilding vessels and two secondhand vessels we have agreed to acquire, which we expect will be delivered to us by the end of the second quarter of 2019. The Company also holds call options and has sold respective put options on four Capesize vessels, with exercise dates in early April 2019.
Forward-Looking Statements
Matters discussed in this press release may constitute forward looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values; the strength of world economies; the stability of Europe and the Euro; fluctuations in interest rates and foreign exchange rates; changes in demand in the dry bulk shipping industry, including the market for our vessels; changes in our operating expenses, including bunker prices, dry docking and insurance costs; changes in governmental rules and regulations or actions taken by regulatory authorities; potential liability from pending or future litigation; general domestic and international political conditions; potential disruption of shipping routes due to accidents or political events; the availability of financing and refinancing; our ability to meet requirements for additional capital and financing to complete our newbuilding program and grow our business; the impact of the level of our indebtedness and the restrictions in our debt agreements; vessel breakdowns and instances of off‐hire; risks associated with vessel construction; potential exposure or loss from investment in derivative instruments; potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management and our ability to complete acquisition transactions as planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

Contacts

Company:
Simos Spyrou, Christos Begleris
Co ‐ Chief Financial Officers
Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Ag. Konstantinou Av.
Maroussi 15124
Athens, Greece
Email: info@starbulk.com
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661‐7566
E‐mail: starbulk@capitallink.com
www.capitallink.com